UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                           (Amendment No. 12)*

                Under the Securities Exchange Act of 1934

                            Revco, D.S., Inc.

                            (Name of Issuer)

                       Common Stock, $.01 par value

                     (Title of Class of Securities)

                           CUSIP No. 761339100

                             (CUSIP Number)

                              Felix Kozodoy
                      Magten Asset Management Corp.
                           35 East 21st Street
                        New York, New York  10010
                              (212) 529-6612

            (Name, Address and Telephone Number of Person

     Authorized to Receive Notices and Communications)

                               June 18, 1996

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

 CUSIP No. 032371106

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Magten Asset Management Corp.

2   Check the Appropriate Box if a Member of a Group*

        (a)

        (b) /X/

3   SEC Use Only


4   Source of Funds*

    0

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e) /X/


6   Citizenship or Place of Organization

    Delaware

Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With

7   Sole Voting Power

    -0-

8   Shared Voting Power

    4,868,109

9   Sole Dispositive Power

    -0-

10   Shared Dispositive Power

     6,691,700

11 Aggregate Amount Beneficially Owned By Each Report ing Person

     6,691,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.8%

14   Type of Reporting Person*

     IA, CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D

 CUSIP No. 032371106

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Talton R. Embry

2   Check the Appropriate Box if a Member of a Group*

        (a)

        (b) /X/

3   SEC Use Only

4   Source of Funds*

    0

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e) /X/

6   Citizenship or Place of Organization

    United States

Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With

7   Sole Voting Power

    215,749

8   Shared Voting Power

    4,868,109

9   Sole Dispositive Power

    215,749

10  Shared Dispositive Power

    6,691,700

11  Aggregate Amount Beneficially Owned By Each Reporting

   Person

    6,907,449

12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    10.1%

14  Type of Reporting Person*

    IN
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

           The Schedule 13D was initially filed on June
9, 1992 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a
Delaware corporation ("Magten") with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten (the "Investment Advisory
Shares"), and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The Schedule 13D is hereby amended by this Amendment No. 12 as follows:

Item 5.    Interest in Securities of the Issuer.

           Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

           (a)  As of the date hereof, Investment
Advisory Clients of Magten (the "Investment Advisory
Clients") beneficially own all 6,691,700 shares of Common
Stock shown as beneficially owned by Magten (collective-ly, the "Investment Advisory Shares"). The Investment
Advisory Shares constitute approximately 9.8% of the 68,130,577 shares of Common Stock reported by the Company as outstanding as of March 13, 1996. Magten has shared dispositive power with respect to all of the shares of Common Stock beneficially owned by these Clients, shared voting power with respect to 4,868,109 of these shares and no voting power with respect to 1,823,591 of these shares.

      Magten may be deemed to be the beneficial owner of the Investment Advisory Shares because Magten's invest-ment advisory contracts with its Investment Advisory
Clients grant it the power to vote (except with respect to one client) and dispose of such shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
Schedule 13D shall not be construed as an admission that it is the beneficial owner of these shares.

           (b)  Embry, as sole stockholder and a Managing
Director of Magten, may be deemed to beneficially own all of the Investment Advisory Shares, as described in Item
5(a) above.

      In addition, Embry directly owns as of the date hereof, 1,413 shares of Common Stock. Embry has sole voting and dispositive power with respect to these 1,413 shares of Common Stock.

      Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten, including himself (the "Pension Trusts"), as of the date hereof, has sole voting and dispositive power with respect to 203,920 shares of Common Stock owned by such trusts (collectively, the "Pension Trust Shares").

      Embry, as trustee for three trusts for members of his family (the "Family Trusts"), as of the date hereof, has sole voting and investment power with respect to 8,061 shares of Common Stock owned by such Trusts
(collectively, the "Family Trust Shares").

      Embry, as custodian for his son, has sole voting and dispositive power with respect to 942 shares of Common Stock and may be deemed under Rule 13(d) to have beneficial ownership of 1,413 shares of Common Stock owned by his wife. Mr. Embry's son and wife are some-times collectively referred to in this Schedule 13D as the "Family Members".

      The Shares described in Item 5(a) as beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate
6,907,449 shares of Common Stock and constitute approxi-mately 10.1% of the outstanding shares of Common Stock of the Company.

      Pursuant to Rule 13d-4, Embry hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts) or the Family
Trust Shares and disclaims ownership of the 1,413 shares of Common Stock owned by his wife.

      (c) Neither Embry nor Magten effected any transac-tions in shares of Common Stock during the past 60 days except the sales by certain Investment Advisory Clients of shares of Common Stock as set forth on Schedule A, and sales by the Pension Trusts as set forth on Schedule B.
All such transactions were open-market transactions.

      (d)  The beneficial owners of the Investment
Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares, the beneficiaries of the Pension Trusts and Family Trusts have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares and Family Trust Shares, respectively, and the Family Members have the right to receive or direct the receipt of proceeds from the sale or dividends from the shares beneficially owned by them.

      (e)  Not applicable.

                               SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June __, 1996



            MAGTEN ASSET MANAGEMENT CORPORATION


            By:  /S/ TALTON R. EMBRY
                 --------------------------
                    Talton R. Embry
                    Managing Director



                /S/ TALTON R. EMBRY
                ----------------------------
                     Talton R. Embry

                                EXHIBIT A

                      TRANSACTIONS IN COMMON STOCK
                                   BY
                       INVESTMENT ADVISORY CLIENTS



DATE             NUMBER OF SHARES SOLD              PRICE
                                                    PER
                                                    SHARE



05/10/96              21,000                      $23.543

06/17/96              95,600                     $23.9097

06/26/96              120,000                     $23.75

                                EXHIBIT B

                      TRANSACTIONS IN COMMON STOCK
                            BY PENSION TRUSTS


DATE             NUMBER OF SHARES SOLD              PRICE
                                                    PER
                                                    SHARE



06/17/96              84,400                     $23.9097

06/18/96              35,000                      $23.875

06/25/96              15,000                      $23.625